SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Senior Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Phyllis G. Korff, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 20, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), relating to the tender offer (the “Offer”) by Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (the “Offeror”), to purchase up to 9,275,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of the Company, at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(c) Reasons for the Recommendation

The fourth bullet is hereby amended and restated in its entirety as set forth below:

•	The fact that the Company’s $6.15 book value per Share as of June 30, 2010 is significantly greater than the Offer Price;

The sixth bullet is hereby amended and restated in its entirety as set forth below:

•

The Board believes that the Offer undervalues the Company based in part on advice received from Stanger as well as advice received from the Company’s management and the Board’s significant knowledge of the Company’s assets. Although Stanger did not provide a formal valuation of the Company or the Shares, Stanger reviewed with the Board, among other things, book value per Share, dividend yield and capitalization rates and funds from operations multiples implied by the Offer as compared with industry averages, and such review indicated that the Offer undervalues the Company;

The following sentence is inserted immediately prior to the last paragraph:

Stockholders should note that, because the Company has not determined the long-term value of the Shares, no assurance can be given that the Offer Price is less than such long-term value.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The first paragraph is hereby amended and restated in its entirety as set forth below:

Except as described below, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: August 30, 2010